DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com
October 17, 2016
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
USA
Attention:         Jim B. Rosenberg, Senior Assistant Chief Accountant, Office of Healthcare and Insurance

Re:          Arbutus Biopharma Corp.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 9, 2016
Form 8-K dated August 4, 2016
Filed August 5, 2016
File No. 001-34949

Dear Sirs and Mesdames:

On behalf of our client, Arbutus Biopharma Corp. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated September 19, 2016 (the “Comment Letter”), in respect of the above noted filings.  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.
Form 10-K for the Fiscal Year Ended December 31, 2015
Business, page 6
1.
Please tell us and revise future filings to include a discussion of the competitive conditions generally facing your business as well as the specific products against which each of your product candidates may compete, to the extent material. For guidance, please refer to Item 101(c)(1)(x) of Regulation S-K.

The Company acknowledges the Staff’s comment and will, to the extent material, include in its future filings on Form 10-K a discussion of the competitive conditions generally facing its business, as well as the specific products against which each of the Company’s product candidates may compete.
The Company respectfully notes that because all of its products and the products of its competitors are in early stages of development, and given the highly unpredictable

U.S. Securities and Exchange Commission
October 17, 2016

nature of the drug development industry, the Company believes that there is currently no material disclosure to be provided with respect to the matters discussed in the Staff’s comment.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Goodwill and intangible assets – Impairment, page 52
2.
Please provide us your analysis supporting that the fair value of your single reporting unit exceeds its carrying value when your market capitalization of $242.8 million at December 31, 2015 and $190.6 million at June 30, 2016 are significantly below your equity carrying value of $547.7 million and $431.3 million at those dates, respectively. In your response, provide us a quantification and explanation of each macroeconomic factor that reconciles the significant deficiency of your market capitalization compared to your carrying value.

The Company performed its annual goodwill impairment test at December 31, 2015. In addition, the impairment of certain intangible assets during the three months ended June 30, 2016 was considered by the Company to be a triggering event requiring an impairment test of goodwill at June 30, 2016. In performing Step 1 of the goodwill impairment test at both dates, the Company’s estimated fair value of the reporting unit exceeded the carrying value and Step 2 of the goodwill impairment test was not required.
At the same time as performing Step 1 of the goodwill impairment test, the Company also considered if the significant deficiency in market capitalization compared to carrying value – and the implied control premium – was indicative of an impairment in goodwill. In making this assessment, the Company considered:
•
the guidance in ASC 350-20-35-23, which indicates in part that substantial value may arise from the ability of an acquirer to take advantage of synergies and other benefits that flow from control over another entity;

•
the factors that would lead to the Company’s market capitalization not being reflective of its long-term value.  These factors included the limited public float and resulting limited trading volumes of the Company’s common shares, and the impact of asymmetrical data and transactional information that was confidential at December 31, 2015 and June 30, 2016 that may not be incorporated in the market capitalization;

•	the constitution of the Company’ shareholder group, their trading activity, and the indicators of their valuation of the Company;
•	a comparison of the Company’s implied control premium with the control premiums noted in recent acquisitions of similar companies; and
•	a comparison of the Company’s stock price decline with general market movements during the same time period.

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October 17, 2016

The Company’s assessment performed at each respective reporting date concluded that the significant deficiency in market capitalization compared to carrying value was not indicative of an impairment in goodwill.
A.	Fair Value of the Reporting Unit
To determine the fair value of its single reporting unit, the Company utilized the Income Approach (specifically the Discounted Cash Flow (“DCF”) method), in accordance with ASC 350.   The Company’s internal valuations at December 31, 2015 were performed with the assistance of an external valuator and the June 30, 2016 assessment was based on the same model and methodology used by that valuator.  The resulting fair value at each reporting date is summarized as follows for the Company’s single reporting unit:
(in millions)	June 30, 2016	December 31, 2015
Present value	$386.2	$538.5
Less: Net redundant liabilities	(5.2)	(5.0)
Business Enterprise Value	381.0	533.5
Add: Net Cash	155.2	181.3
Fair Value of Equity	$536.2	$714.8

Carrying Value of Equity	$431.3	$547.7

On March 4, 2015, the Company completed a merger with OnCore Biopharma, Inc. (now called Arbutus Biopharma Inc.) (the “Merger”).  The reporting unit value consists of assets existing prior to the Merger (“Pre-merger Assets”) as well as assets acquired in the Merger (“Acquired Assets”).  Further information regarding these assets has been provided supplementally to the Staff.  The Company notes in particular that a significant proportion of the total reporting unit and business enterprise value consists of Pre-merger Assets. In addition, the Company notes that the nature of the Company (early-stage development of multiple drug candidates) and the Company’s stated strategy (seeking a cure to HBV through a combination of therapies) is explicitly expectant of the failure of specific drug candidates – this is a natural and expected part of the process and is consistent with industry norms.  It is also one of the reasons that the Company maintains a strong pipeline of candidates (8 pre-clinical and clinical stage candidates targeting 6 different mechanisms of action). Therefore, the Company’s write-downs of intangible assets (Acquired Assets) that were announced in October 2015 and August 2016, were not determined to automatically result in an impairment of goodwill, as there were other potential cash flow streams within the same reporting unit.

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October 17, 2016

The Company’s business enterprise value was determined using prospective financial information, with certain adjustments to reflect market participant-based assumptions.  However, the Company’s assessment of enterprise value incorporates more specific and detailed information about the Company and expected future performance than is generally available to the market to determine the Company’s publicly traded share price.  Certain of this information is summarized in the information that has been provided supplementally to the Staff.  In addition, the Company respectfully submits that capital market volatility related to liquidity, trading volume, and investor sentiment/emotion has a significant impact on the market capitalization compared to the fair value of a reporting unit and that, as such, it is reasonable to expect a difference between the fair value of equity and market capitalization.
The internal valuations performed by the Company incorporate three significant estimates – future revenues, discount rate and probability of success.
The Company’s revenue projections are based on its internally developed HBV market model that incorporates the following major factors for each drug class:
i.	forecast of treatment/cure rates, drug class market adoption rates, and pricing assumptions based on external data comparisons;
ii.	patient forecasts based on the triangulation of multiple epidemiology sources by region; and
iii.
product launch years, estimated based on the Company’s current development timelines, and duration of the expected sales period estimated considering the HBV competitive landscape and as well as the Company’s current and expected intellectual property position.

To corroborate the reasonableness of its estimated discount rate and probability of success, the Company assessed the sensitivity of variations in each of these two key variables on the resulting fair value of equity as follows:
•
Discount rate (weighted average cost of capital).  As part of the December 31, 2015 annual impairment work, the Company’s weighted average cost of capital was estimated to be between 11% and 15%.  The main components in determining the Company’s weighted average cost of capital were:

i.	Beta - Based on analysis of comparable public companies' betas (Bloomberg);
ii.	Equity risk premium - Based on an analysis and survey of equity risk premiums in North Americas;
iii.	Risk-free rate - Based on 20 year US Government Daily Treasury yield; and

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October 17, 2016

iv.	Size premium - Observed size premium of companies in the decile 8 and micro-cap 9-10, 2015 Valuation Handbook (Duff & Phelps) which were selected by considering the size of guideline companies.
The Company considered the higher end of the range, that is, between 13% and 15%, to assess the sensitivity of its impairment test results on calculated fair values.  A midpoint of 14% was determined to be an appropriate discount rate for the analysis, which was also applied to the June 30, 2016 impairment test.  The sensitivity analysis incorporated a range of discount rates from 13% to 15% and resulted in a range of fair values of $626.9 million to $815.8 million at December 31, 2015 and $473.0 million to $608.6 million at June 30, 2016.
•
Probability of success.  Underlying cash flows in the valuation report were organized by drug class with a probability of success ranging from 8% to 24% assigned to each based on its current stage of development. The Company referenced several external publications, which provided comprehensive data on clinical development success rates, to identify an initial range of success factors.  The Company then considered program-specific elements to estimate the probability of success for each drug class candidate:  class of compound, competitive landscape and experience with the class, strength of our pre-clinical data to-date and stage of the Company’s development, and complexity of the target.  Ultimately, the Company’s judgment and experience were applied, with higher rates applied to programs that were further along in development (ARB-RNAi > Immune Modulators > Antigen Inhibitors > cccDNA Sterilizers).  In each case, the estimated probability of success was within the range identified in the Company’s external research.  The cumulative average probability of success resulting from the analysis was 14%.  The Company’s sensitivity analysis incorporated a range in the cumulative probability of success as well as the discount rate, which resulted in a range of fair values of $610.2 million to $841.8 million at December 31, 2015 and a range of $460 million to $628 million at June 30, 2016.  The calculated fair value of assets in the impairment calculations was within the range of fair values resulting from the sensitivity analysis performed at each respective reporting date.

The Company found that variations in the discount rate and probability of success as described above did not have an impact on the conclusion of the analysis.
The Company also considered whether the impairment of intangible assets announced in October 2015 and August 2016 had an impact on the discount rate and probability of success assumptions, and no material impact was identified.  The decrease in value from December 31, 2015 to June 30, 2016 was largely driven by the net impact (future revenue net of operating expenses) of the abandonment of the Company’s TLR 9 program as well as the timing delay of the cccDNA Sterilizer drug class.  While certain

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October 17, 2016

adjustments were made to the probability of success for individual drug classes (i.e., Immune Modulators), this resulted in a minimal decrease to the overall probability of success (which remained at approximately 14%) given the limited weighting of the affected programs to total expected future cash flows.  There was no change to the Company’s discount rate range (13% to 15%) given the pre-clinical nature of the affected programs was already reflected in the risk adjustment to the undiscounted cash flows. The components which make up the Company’s weighted average cost of capital (i.e., Beta, risk-free rate, etc.) are driven by broader market factors which remain generally consistent from December 31, 2015.
B.	Assessment of implication of significant deficiency in market capitalization compared to carrying value
Since the completion of the Merger, the biotechnology sector has been subject to a negative macroeconomic market trend compared to the broader economy. According to finance.yahoo.com, the Nasdaq Biotechnology index posted an average decline of 19% and the Company’s peer group an average share price decline of 34% over the period September 30, 2015 to June 30, 2016 (refer to the table in Appendix A for further details).  Over this period, the Company’s share price decreased by 31%. The decline in the Company’s share price is consistent with the performance of the sector and the Company does not believe that it was due to Company-specific factors – which is further supported by the observation that there was no significant1 share price response to the writedowns of intangible assets totalling $23.8 million and $91.4 million (net of tax benefits) announced in October 2015 and August 2016, respectively.  The assets written down were pre-clinical research programs for compounds that were found not to be relevant or effective in the HBV space, but the impairment did not impact the Company’s most significant clinical candidates.  In addition, the Company has not disclosed any significant news on the progress of its lead candidate programs.  For example, no clinical data on its lead candidate (ARB-1467) had been disclosed since October 2015 until the recent September 30, 2016 news.  Although the fundamental strategy and primary candidates of the Company remain unchanged, the lack of significant public news regarding progress on its most significant candidates has affected the Company’s share price. It is the Company’s view that its decreased share price is not indicative of the long-term value of the Company.
The Company believes that its institutional shareholders continue to view the Company as a long-term strategic partner, as evidenced by the low turnover of the Company’s stock ownership – the position of the largest individual shareholder, Roivant Sciences Ltd., has remained unchanged at approximately 29% since the Merger. The Company

1 October 28th, 2015 Press Release announcing discontinuance of OCB.  Share price movement:
o	Oct 28th close: US$5.99
o	Oct 29th close: US$5.65
o	Nov 5th Q3 results: US$5.77
Aug 4th, 2016 Press Release announcing Q2 results.  Share price movement:
o	August 4th close: US$4.37
o	August 5th close: US$4.02

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October 17, 2016

believes that the low turnover in the ownership of its stock is indicative of shareholders’ view that the Company’s current market capitalization does not reflect the long-term value of the Company, and the Company believes the valuation methodology used by its investors is similar to the methodology used by the Company.  Refer to table in Appendix B for a summary of the Company’s ten largest known institutional investors (whom the Company believes currently represent approximately 56% combined ownership at a weighted average cost base of $9.35 per share).  In addition, due to its large institutional shareholder base, the Company believes that its stock price has been affected by low public float and lower average trading volume than its peers. Currently, the Company’s public float is approximately 34% compared to an average of its peers of approximately 74%, and average monthly trading volume over the last nine months of approximately 293,000 shares versus the Company’s peer average of more than 2 million shares (refer to detailed information in Appendix A).  The Company believes that this minority interest component is a key factor in the Company’s recent share performance and not indicative of the long-term value of the Company perceived by its large institutional base.
Further, as of June 30, 2016, out of the five analysts covering the Company, four rated the Company at “Outperform”, and only one rated the Company at “Sell” – and the analyst with the “Sell” rating has never met with the Company’s management.  The highest price target published by an analyst was $20.00 per share and the lowest was $3.25 per share.  The mean and median price of $12.04 per share (implying an approximately $660M market capitalization – excluding control premium) and $12.00per share (approximately $655M market capitalization – excluding control premium), respectively.  These valuations represent a hypothetical market capitalization significantly in excess of the June 30, 2016 book value of equity of $431.3 million.
In addition to each of the factors outlined above, the Company believes that certain asymmetrical data and information of potential transactions (as detailed in Section A above) is not incorporated in the market capitalization of the Company at the reporting dates.  The Company’s assessments related to potential outbound licensing transactions of Pre-merger Assets and clinical development progress in both pre-merger and acquired candidates (Acquired Assets) made at the most recent June 30, 2016 reporting date have subsequently been either corroborated or strengthened further by developments to the date of this letter, which the Company submits confirms the reasonableness of the estimates made by the Company at the time of the analysis.
Control premium
The Company assessed whether the control premium implied by the excess of carrying value over market capitalization was within the industry range of control premiums paid. Given that low trading volume and market volatility can result in high volatility of the Company’s share price, the Company calculated an average share price for the 30 days before and 30 days after the period end date.  This analysis resulted in an implied control premium of 132% at December 31, 2015 and 107% at June 30, 2016.

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October 17, 2016

The Company then assessed control premiums in recent observable transactions in the biotechnology sector in general and identified a subset of comparable companies.  Specifically, the following subset of transactions involved companies in the biotechnology sector with assets at a similar stage of development as the Company (one asset in Phase II development), a similar portfolio of multiple assets, or with a similar disease target as the Company:
•
Ocata Therapeutics, Inc. – Commenced one Phase II Macular Degeneration trial in the third quarter of 2015.  Ocata has no other products in the clinic.   85% control premium (average of 1 day, 1 week and 1 month leading up to date of transaction);

•	Receptos, Inc. – Two Phase II products in the clinic. 22% control premium (average of 1 day, 1 week and 1 month leading up to date of transaction);
•
Synageva Biopharma Corp – Phase I/II study for the development of a treatment for a genetic disease that afflicts about 3,000 people. 134% control premium (average of 1 day, 1 week and 1 month leading up to date of transaction);

•
Idenix Pharmaceuticals, Inc. – Two programs in Phase II clinical trials (IDX21437 and Samatasvir).  These programs were expected to complement Merck's current portfolio of HCV candidates.  Given the focus of Idenix in the Hepatitis space (HCV) we considered this to be a particularly relevant comparable[2].  291% control premium (average of 1 day, 1 week and 1 month leading up to date of transaction).

The control premiums paid for these four comparable companies ranged from 22% to 291%.  The Company concluded that the range of implied control premiums in the Company’s analysis (107% to 132%) were in the middle of the range of observable transactions and that the Company’s control premium was reasonable.
The other biotechnology companies in the data set were not found to be comparable as these companies were in a different stage of development or not in the development stage or had a significantly different candidate pipeline or disease target than the Company.

2 This company was engaged in early drug development in the field of HCV with two programs in Phase II clinical trials (IDX21437 and Samatasvir).  These programs were expected to complement Merck's current portfolio of HCV candidates.  Although HCV is a different virus from HBV, both affect the liver and can lead to hepatocellular carcinoma (“HCC”).  Both forms of hepatitis are transmitted by bodily fluids, though HBV is more complicated in terms of its ability to hide from the immune system. Approximately 400 million people are chronically infected with HBV (approximately 170 million chronically infected with HCV).  There are therapies, but no cure for HBV, therefore large pharma companies (i.e., Johnson and Johnson, Roche Holdings AG, GlaxoSmithKline, Gilead Sciences, Bristol-Meyers Squibb) seek to replicate the HCV commercial experience and willing to pay a significant premium for promising drug candidates.

U.S. Securities and Exchange Commission
October 17, 2016

C.	Summary and Conclusion
The analysis performed by the Company at the reporting date identified the following:
•	the fair value of its single reporting unit, calculated using the DCF method, exceeded the equity value at each of the December 31, 2015 and June 30, 2016 reporting dates;
•
the Company’s assessment of enterprise value incorporates more specific and detailed information about the Company and expected future performance than is generally available to the market to determine the publicly traded share price;

•
the decreased share price was not indicative of the long-term value of the Company but rather was due to the macroeconomic environment affecting the biotechnology sector as a whole – supported by our institutional shareholders’ low turnover of ownership and analyst expectations; and

•
the range of implied control premiums in the Company’s analysis were within the range of observable historical transactions in the biotechnology sector and the Company’s control premium was reasonable.

Based on the Company’s assessment of the implication of the significant deficiency in market capitalization compared to carrying value, the Company concluded the DCF model represented a reasonable fair value of its single reporting unit and goodwill was not impaired as of December 31, 2015 or June 30, 2016.
In accordance with U.S. GAAP, the Company continues to assess annually, or more frequently to the extent a triggering event occurs, whether an impairment charge against our goodwill balance is warranted, and will continue to do so in the future.
Notes to Consolidated Financial Statements
Note 2: Significant accounting policies
Revenue recognition, page 79
3.
You disclose that revenue associated with multiple element arrangements is recognized as a single unit of accounting when relative fair values are not determinable. With the effectiveness of ASU 2009-13 in calendar 2011, ASC 605-25-25-5 was amended to remove the fair value consideration for determining separate units of accounting. Please confirm for us that for all contracts entered into or materially modified since the beginning of 2011 you have identified separate units of accounting when the delivered item(s) has standalone value to the customer and, if the arrangement includes a general right of return, when delivery or performance of the delivered or undelivered item(s) is probable and substantially in your control. If so, please provide us proposed revised policy disclosure to be provided in future periodic reports that clarifies your policy for both contracts entered into or materially modified both before and after the adoption of ASU 2009-13.

U.S. Securities and Exchange Commission
October 17, 2016

The Company confirms that for all contracts entered into or materially modified since the beginning of 2011, the Company has identified separate units of accounting when the delivered item(s) have standalone value to the customer and, if the arrangement includes a general right of return, when delivery or performance of the undelivered item(s) is probable and substantially in the Company’s control.
The Company proposes to include the following revenue recognition policy disclosure for multiple element arrangements in future periodic reports:
“The Company earns revenue from research and development collaboration and contract services, licensing fees, milestone and royalty payments. In arrangements with multiple deliverables, the delivered item or items is considered a separate unit of accounting if: (1) the delivered item has value to the customer on a standalone basis; and (2) if the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item is considered probable and substantially in the Company’s control. If the elements of the arrangement do not meet both of the criteria above, they are recognized as a single unit of accounting. If the elements do meet the criteria above, arrangement consideration is allocated to the separate units of accounting based upon their relative selling price. Non-refundable payments received under collaborative research and development agreements are recorded as revenue as services are performed and related expenditures are incurred. Non-refundable upfront license fees from collaborative licensing and development arrangements that do not have standalone value to the customer are deferred and recognized as the Company fulfills its obligations related to the various elements within the agreements, in accordance with the contractual arrangements with third parties and the term over which the underlying benefit is being conferred. If non-refundable license fees have values to the customer on a standalone basis separate from undelivered performance obligations, they are recognized upon delivery. To date, the Company has not recognized any non-refundable license fees upon delivery.”

U.S. Securities and Exchange Commission
October 17, 2016

Form 8-K filed August 5, 2016
Exhibit 99.1 Press Release Dated August 4, 2016
Financial Results
Non-GAAP Net Loss
4.
Please represent to us that in future earnings releases you will discuss your GAAP earnings prior to your non-GAAP earnings. Please see Compliance and Disclosure Interpretation (CDI) 102.10 on Non-GAAP Measures revised on May 17, 2016.

The Company acknowledges the Staff’s comment and will discuss in future earnings releases its GAAP earnings prior to its non-GAAP earnings.
Unaudited GAAP to Non-GAAP Reconciliation: Net Loss and Net Loss Per Share
5.
Please represent to us that in future earnings releases you will separately present the income tax impact of your non-GAAP adjustments. Please see CDI 102.11 on Non-GAAP Measures revised on May 17, 2016.

The Company acknowledges the Staff’s comment and will, in future earnings releases, separately present the income tax impact of its non-GAAP adjustments.
* * *
Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199.  You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,
/s/ Daniel M. Miller
Daniel M. Miller
cc: Mark J. Murray
   Bruce G. Cousins
      Arbutus Biopharma Corp.

U.S. Securities and Exchange Commission
October 17, 2016

Appendix A

Stock Performance 9/30/15 to 6/30/16		Avg. Price Decline	Avg. Volume (K)	Shares Outstanding (K)	Public Float (K)	% Float	Stage	Target
Company Name	Ticker
Arbutus Biopharma Corp	ABUS	-31%	293	54,800	18,500	34%	Discovery - Phase 2b	Multiple
Assembly Biosciences, Inc.	ASMB	-34%	61	17,230	9,700	56%	Discovery	CpAM (Capsid)
Arrowhead Pharmaceuticals, Inc.	ARWR	7%	841	60,750	57,060	94%	Phase 2b	RNAi (HBsAg)
Alnylam Pharmaceuticals, Inc.	ALNY	-29%	1,221	85,720	58,890	69%	Discovery	RNAi (HBsAg)
ContraVir Pharmaceuticals, Inc.	CTRV	-33%	475	32,230	26,980	84%	Discovery	Cyclophilin Inhibitor
Cocrystal Pharma, Inc.	COCP	-28%	175	704,250	331,610	47%	Discovery	Gene Editing
Ionis Pharmaceuticals, Inc.	IONS	-49%	2,307	120,920	119,970	99%	Phase 1	RNAi (HBsAg)
Gilead Sciences	GILD	-20%	12,132	1,320,000	1,310,000	99%	Discovery - Phase 2b	Multiple
Regulus Therapeutics Inc.	RGLS	-52%	1,058	52,820	29,570	56%	Discovery	RNAi (HCV)
Dicerna Pharmaceuticals, Inc.	DRNA	-65%	293	20,750	12,500	60%	Discovery - Phase 1	RNAi (Various)
Peer Average		-34%	2,063	268,297	217,364	74%
NASDAQ Biotechnology	NBI	-19%
NYSE ARCA Biotech Index	BTK	-12%
NASDAQ Composite	NASDAQ	-4%
Dow Jones Industrial Average	DJIA	2%
SP& 500	S&P 500	1%
Source: finance.yahoo.com

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October 17, 2016

Appendix B

Top Institutional Shareholders
		Est.	%	Current
Rank		Cost Basis	of S/O	Position 06/30/2016	Style	Turnover	City
1	Roivant Sciences, Ltd.	$5.54	29.22%	16,013,540		Low	Hamilton

2	PRIMECAP Management Company	$8.24	7%	3,850,000	GARP	Low	Pasadena

3	Falcon Edge Capital, LP	$20.52	5%	2,618,000	Hedge Fund	Low	New York

4	HealthCor Management, L.P.	$14.31	4%	2,258,300	Hedge Fund	High	New York

5	D. E. Shaw & Co., L.P.	$19.27	3%	1,741,895	Hedge Fund	Med	New York

6	Sabby Management, LLC	$8.83	2%	1,176,031	Hedge Fund	High	Upper Saddle River

7	BMO Nesbitt Burns Inc.	$6.66	1%	810,785	Growth	Low	Toronto

8	AXA Investment Managers UK Ltd.	$12.07	1%	792,358	Core Value	Low	London

9	Goldman Sachs & Company, Inc.	$17.02	1%	680,546	Broker-Dealer	Low	New York

10	Millennium Management LLC	$14.40	1%	586,076	Hedge Fund	High	New York

	Total % Ownership		56%

	Weighted Average Cost Basis	$9.35

	Weighted Average Cost Basis (excluding Roivant)	$13.55

Source: Compiled from public filings/publicly available information.